Exhibit 99.1

Oasmia Pharmaceutical Makes Key Hires;

Strengthens Organizational Structure Entering Commercial Phase

Uppsala, February 2, 2016 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced that the Company has strengthened the team with Dr. Ulf Jungnelius M.D. as Senior Medical Advisor, to bolster the clinical research and development capabilities of the Company’s suite of both commercialized and next generation oncology products. Dr. Jungnelius possesses a strong background in oncology clinical research and development with key leading roles at a number of major oncology pharmaceutical companies including Eli Lilly, Pfizer, Celgene and others.

In order to meet future challenges and ensure continued market growth, the Company’s executive management team will now consist of Executive Chairman Julian Aleksov, Chief Executive Officer Mikael Asp, Executive Vice President Anders Blom, and Chief Operating Officer Amir Tatarevic. The group is also tasked with identifying a new Chief Financial Officer to replace current CFO Anders Lundin, who is resigning effective March 31, 2016 to pursue other opportunities.

“The executive leadership team remains committed to establishing an international network of sales and distribution personnel, further introducing Oasmia to both patients and medical professionals seeking drug delivery solutions for a number of oncology applications,” said Julian Aleksov, Executive Chairman of Oasmia. “We are thrilled to add Dr. Ulf Jungnelius M.D., an individual with a very strong therapeutic area expertise and who has been a key driver in taking oncology blockbusters to regulatory approval and commercial success, to the Oasmia Pharmaceutical team.”

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), NASDAQ Stockholm (OASM.ST) and Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365).

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.30, CET on February 2, 2016.”